FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2010

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Shoichi Aoki
Shoichi Aoki
Director,
Managing Executive Officer
and General Manager of
Corporate Financial & Accounting Group

Date: March 31, 2010

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	KYOCERA to Acquire TFT Liquid Crystal Display Design & Manufacturing Facility from SONY

March 31, 2010

To All Persons Concerned

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Tetsuo Kuba, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Shoichi Aoki Director, Managing Executive Officer and General Manager of Corporate Financial & Accounting Group (Tel: +81-75-604-3500)

KYOCERA to Acquire TFT Liquid Crystal Display Design &

Manufacturing Facility from SONY

KYOTO, March 31, 2010 — Kyocera Corporation (NYSE:KYO)(TOKYO:6971)(herein “Kyocera”) today announced that it has reached a definitive agreement with Sony Corporation and its subsidiary Sony Mobile Display Corporation (herein “SMD”) to acquire part of its Thin Film Transistor (TFT) Liquid Crystal Display (LCD) design and manufacturing business. The acquisition will be undertaken by means of a corporate split, where Kyocera will acquire the TFT LCD facilities of SMD located in Yasu City, Shiga Prefecture, Japan, effective June 1, 2010. Existing employment contracts will be assigned to Kyocera and employees transferred on the same date.

Background

Kyocera’s Corporate Thin Film Components Group develops, manufactures and markets small- and medium-sized (under 10.4 inch) LCDs for industrial applications worldwide. The company is known as a stable supplier of STN (passive) and TFT (active) LCDs, with strong capabilities in accommodating specific customer requirements, even in low-volume orders.

Strong growth in demand for more cost-competitive, larger, higher resolution industrial-use TFT LCDs is expected to continue. The acquisition of SMD’s TFT LCD business is intended to strengthen Kyocera’s ability to respond to this growth.

This acquisition will enable Kyocera to expand its diverse TFT LCD line with products of even higher added value to meet a wider range of customer needs.

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